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                            April 27, 2023

       Xin Sun
       Chief Executive Officer
       China Health Industries Holdings, Inc.
       3199-1 Longxiang Road, Songbei District, Harbin City
       Heilongjiang Province
       People   s Republic of China

                                                        Re: China Health
Industries Holdings, Inc.
                                                            Amendment No. 2 to
Annual Report on Form 10-K
                                                            Fiscal Year Ended
June 30, 2022
                                                            Filed April 10,
2023
                                                            File No. 000-51060

       Dear Xin Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

       General

   1. We note from your response to prior comment 5 that if the company is subject to the Form
                                                        10-K Item 9C
requirements at the time you file your 10-K for FY 2023 that you will include disclosure that
"[t]he Company falls within the definition of "Commission-
                                                        Identified Issuer" and
that "[t]he company herein confirms that it is not owned or
                                                        controlled by any
governmental entity in the foreign jurisdiction." Please be advised that the company is subject
to the requirements of Form 10-K Item 9C because it was
                                                        conclusively identified
as a "Commission-Identified Issuer" on October 21, 2022.
                                                         Accordingly, please
comply with Item 9C(a) on or before the due date for your fiscal year
                                                        2023 Annual Report.
Refer to Staff Statement on the Holding Foreign Companies
                                                        Accountable Act and the
Consolidated Appropriations Act, 2023
 Xin Sun
China Health Industries Holdings, Inc.
April 27, 2023
Page 2
      at https://www.sec.gov/news/statement/statement-hfcaa-
      040623https://www.sec.gov/news/statement/statement-hfcaa-040623.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                          Sincerely,
FirstName LastNameXin Sun
                                                          Division of
Corporation Finance
Comapany NameChina Health Industries Holdings, Inc.
                                                          Office of Life
Sciences
April 27, 2023 Page 2
cc:       Elizabeth F. Chen, Esq.
FirstName LastName